UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”), in compliance with art. 157, paragraph 4, of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02, hereby notifies its shareholders and the market in general that, on July 12, 2013, together with its subsidiary BRT Serviços de Internet S.A., it entered into a contract with BTG Pactual YS Empreendimentos e Participações S.A. (the “Purchaser”), a company controlled by BTG Pactual Infraestrutura II Fundo de Investimento em Participações, by which it agreed to transfer all of its equity interest in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries, located in Venezuela, Colombia, Bermuda and the United States (jointly known as “GlobeNet”), for an aggregate amount, on July 12, 2013, of R$ 1,745,590,000.00, subject to certain adjustments stipulated in the contract (the “Transaction”).

The Transaction involves the transfer of a 22,500 km system of fiber optic submarine cables held by GlobeNet, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Colombia, Venezuela and Brazil, as well as supply of capacity by GlobeNet to Oi and its direct and indirect subsidiaries (the “Oi Companies”) through a fixed-price long-term contract with volume guarantees.

The Transaction is subject to the implementation of certain conditions stipulated in the contract, including the necessary approvals from regulatory bodies and antitrust authorities in the various jurisdictions in which GlobeNet operates, within the terms of the applicable legislation.

Oi will keep its shareholders and the market informed of the conclusion of the Transaction, as well as any other events that may impact its terms and conditions.

Rio de Janeiro, July 15, 2013.

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
	Name:	Bayard de Paoli Gontijo
	Title:	Chief Financial Officer